UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of October, 2009.

Commission File Number:  001-14624

ABN AMRO HOLDING N.V.
(Translation of registrant’s name into English)

Commission File Number:  001-14624-05

ABN AMRO BANK N.V.
(Translation of registrant’s name into English)

Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands
(Address of principal executive office)

Commission File Number:  001-31727

RBS CAPITAL FUNDING LLC V
(Exact name of registrant as specified in its charter)

Commission File Number:  001-31726

RBS CAPITAL FUNDING TRUST V
(Exact name of registrant as specified in its charter)

Commission File Number:  001-31814

RBS CAPITAL FUNDING LLC VI
(Exact name of registrant as specified in its charter)

Commission File Number:  001-31813

RBS CAPITAL FUNDING TRUST VI
(Exact name of registrant as specified in its charter)

Commission File Number:  001-31997

RBS CAPITAL FUNDING LLC VII
(Exact name of registrant as specified in its charter)

Commission File Number:  001-31996

RBS CAPITAL FUNDING TRUST VII
(Exact name of registrant as specified in its charter)

101 Park Avenue
New York, New York  10178
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Changes in Corporate Names

RBS Capital Funding LLC V and RBS Capital Funding Trust V

On September 29, 2009, ABN AMRO Capital Funding LLC V (“LLC V”) filed a Certificate of Amendment to its Certificate of Formation with the office of the Delaware Secretary of State changing its name from “ABN AMRO Capital Funding LLC V” to “RBS Capital Funding LLC V” (the “LLC V Name Change”) effective as of 12:01 A.M. on October 1, 2009.  The LLC V Name Change was approved by written consent of LLC V’s Board of Directors dated June 16, 2009.

On September 29, 2009, ABN AMRO Capital Funding Trust V (“Trust V”) filed a Certificate of Amendment to its Declaration of Trust with the office of the Delaware Secretary of State changing its name from “ABN AMRO Capital Funding Trust V” to “RBS Capital Funding Trust V” (the “Trust V Name Change”) effective as of 12:01 A.M. on October 1, 2009.  The Trust V Name Change was approved by written consent of the regular trustees of Trust V dated June 16, 2009.

In connection with the Trust V Name Change, effective on October 1, 2009, the ticker symbol for the 5.90% Non-cumulative Guaranteed Trust Preferred Securities of Trust V guaranteed on a subordinated basis by ABN AMRO Holding N.V. (the “Trust V Securities”) listed on the New York Stock Exchange has been changed from “ABNPRE” to “RBSPRE,” the ticker symbol for the Trust V Securities listed on the Euronext has been changed from “AACFV” to “RBST5,” the CUSIP number for the Trust V Securities has been changed from 00372P203 to 74928K208, and the ISIN number for the Trust V Securities has been changed from US00372P2039 to US74928K2087.

LLC V and Trust V each has been, and continues to be, an indirect wholly-owned subsidiary of ABN AMRO Bank N.V. and ABN AMRO Holding N.V.  The Trust V Name Change is not a change of the legal entity which issued the Trust V Securities, and it does not affect any of the terms and conditions of the Trust V Securities.  The Trust V Securities will continue to be guaranteed on a subordinated basis by ABN AMRO Holding N.V.  For further information regarding ABN AMRO Holding N.V., please refer to the reports and other information filed by ABN AMRO Holding N.V. with the Securities and Exchange Commission (the “SEC”), available on the SEC website at www.sec.gov.

RBS Capital Funding LLC VI and RBS Capital Funding Trust VI

On September 29, 2009, ABN AMRO Capital Funding LLC VI (“LLC VI”) filed a Certificate of Amendment to its Certificate of Formation with the office of the Delaware Secretary of State changing its name from “ABN AMRO Capital Funding LLC VI” to “RBS Capital Funding LLC VI” (the “LLC VI Name Change”) effective as of 12:01 A.M. on October 1, 2009.  The LLC VI Name Change was approved by written consent of LLC VI’s Board of Directors dated June 16, 2009.

On September 29, 2009, ABN AMRO Capital Funding Trust VI (“Trust VI”) filed a Certificate of Amendment to its Declaration of Trust with the office of the Delaware Secretary of State changing its name from “ABN AMRO Capital Funding Trust VI” to “RBS Capital Funding Trust VI” (the “Trust VI Name Change”) effective as of 12:01 A.M. on October 1, 2009.  The Trust VI Name Change was approved by written consent of the regular trustees of Trust VI dated June 16, 2009.

In connection with the Trust VI Name Change, effective on October 1, 2009, the ticker symbol for the 6.25% Non-cumulative Guaranteed Trust Preferred Securities of Trust VI guaranteed on a subordinated basis by ABN AMRO Holding N.V. (the “Trust VI Securities”) listed on the New York Stock Exchange has been changed from “ABNPRF” to “RBSPRI,” the ticker symbol for the Trust VI

Securities listed on the Euronext has been changed from “ACFT6” to “RBST6,” the CUSIP number for the Trust VI Securities has been changed from 00080V203 to 74928M204, and the ISIN number for the Trust VI Securities has been changed from US00080V2034 to US74928M2044.

LLC VI and Trust VI each has been, and continues to be, an indirect wholly-owned subsidiary of ABN AMRO Bank N.V. and ABN AMRO Holding N.V.  The Trust VI Name Change is not a change of the legal entity which issued the Trust VI Securities, and it does not affect any of the terms and conditions of the Trust VI Securities.  The Trust VI Securities will continue to be guaranteed on a subordinated basis by ABN AMRO Holding N.V.  For further information regarding ABN AMRO Holding N.V., please refer to the reports and other information filed by ABN AMRO Holding N.V. with the SEC, available on the SEC website at www.sec.gov.

RBS Capital Funding LLC VII and RBS Capital Funding Trust VII

On September 29, 2009, ABN AMRO Capital Funding LLC VII (“LLC VII”) filed a Certificate of Amendment to its Certificate of Formation with the office of the Delaware Secretary of State changing its name from “ABN AMRO Capital Funding LLC VII” to “RBS Capital Funding LLC VII” (the “LLC VII Name Change”) effective as of 12:01 A.M. on October 1, 2009.  The LLC VII Name Change was approved by written consent of LLC VII’s Board of Directors dated June 16, 2009.

On September 29, 2009, ABN AMRO Capital Funding Trust VII (“Trust VII”) filed a Certificate of Amendment to its Declaration of Trust with the office of the Delaware Secretary of State changing its name from “ABN AMRO Capital Funding Trust VII” to “RBS Capital Funding Trust VII” (the “Trust VII Name Change”) effective as of 12:01 A.M. on October 1, 2009.  The Trust VII Name Change was approved by written consent of the regular trustees of Trust VII dated June 16, 2009.

In connection with the Trust VII Name Change, effective on October 1, 2009, the ticker symbol for the 6.08% Non-cumulative Guaranteed Trust Preferred Securities of Trust VII guaranteed on a subordinated basis by ABN AMRO Holding N.V. (the “Trust VII Securities”) listed on the New York Stock Exchange has been changed from “ABNPRG” to “RBSPRG,” the ticker symbol for the Trust VII Securities listed on the Euronext has been changed from “ACFT7” to “RBST7,” the CUSIP number for the Trust VII Securities has been changed from 00372Q201 to 74928P207, and the ISIN number for the Trust VII Securities has been changed from US00372Q2012 to US74928P2074.

LLC VII and Trust VII each has been, and continues to be, an indirect wholly-owned subsidiary of ABN AMRO Bank N.V. and ABN AMRO Holding N.V.  The Trust VII Name Change is not a change of the legal entity which issued the Trust VII Securities, and it does not affect any of the terms and conditions of the Trust VII Securities.  The Trust VII Securities will continue to be guaranteed on a subordinated basis by ABN AMRO Holding N.V.  For further information regarding ABN AMRO Holding N.V., please refer to the reports and other information filed by ABN AMRO Holding N.V. with the SEC, available on the SEC website at www.sec.gov.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABN AMRO HOLDING N.V.

Date:	October 13, 2009	By:	/s/ Petri Hofsté
			Name:	Petri Hofsté
			Title:	Deputy Chief Financial Officer - Head of Group Finance

		By:	/s/ Mark Boyle
			Name:	Mark Boyle
			Title:	Head of Group Finance Reporting & Policies

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABN AMRO BANK N.V.

Date:	October 13, 2009	By:	/s/ Petri Hofsté
			Name:	Petri Hofsté
			Title:	Deputy Chief Financial Officer - Head of Group Finance

		By:	/s/ Mark Boyle
			Name:	Mark Boyle
			Title:	Head of Group Finance Reporting & Policies

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RBS CAPITAL FUNDING LLC V

Date:	October 13, 2009	By:	/s/ Michiel van Schaardenburg
			Name:	Michiel van Schaardenburg
			Title:	President

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RBS CAPITAL FUNDING TRUST V

Date:	October 13, 2009	By:	/s/ Michiel van Schaardenburg
			Name:	Michiel van Schaardenburg
			Title:	President

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RBS CAPITAL FUNDING LLC VI

Date:	October 13, 2009	By:	/s/ Michiel van Schaardenburg
			Name:	Michiel van Schaardenburg
			Title:	President

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RBS CAPITAL FUNDING TRUST VI

Date:	October 13, 2009	By:	/s/ Michiel van Schaardenburg
			Name:	Michiel van Schaardenburg
			Title:	President

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RBS CAPITAL FUNDING LLC VII

Date:	October 13, 2009	By:	/s/ Michiel van Schaardenburg
			Name:	Michiel van Schaardenburg
			Title:	President

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RBS CAPITAL FUNDING TRUST VII

Date:	October 13, 2009	By:	/s/ Michiel van Schaardenburg
			Name:	Michiel van Schaardenburg
			Title:	President